SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP
(Name of Subject Company)
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP
(Name of Person(s) Filing Statement)
LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)
NONE

(CUSIP Number of Class of Securities)
c/o Paul J. Maddock, Megan Asset Management, Inc.
1424 West Century Avenue
Suite 102
Bismarck, ND 58503
(701) 223-2923

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by Megan Asset Management, Inc. (the “Offeror”), to purchase up to 1,450 limited partnership interests (“Units”) of Bayfield Low Income Housing Limited Partnership, at a price of $10.00 per Unit in cash. The Offeror is the General Partner and Independent Manager of the Partnership. The offer to purchase Units is being made pursuant a Tender Offer Statement on Schedule TO dated as of November 17, 2005, as supplemented and amended by a Schedule TO/A filed November 22, 2005 (together, the “Schedule TO”), including the Offer to Purchase, (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Bayfield Low Income Housing Limited Partnership, a Delaware limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is c/o Paul J. Maddock, Megan Asset Management, Inc., 1424 West Century Avenue, Suite 102, Bismarck, ND 58503, and its telephone number is (701) 223-2923.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the limited partnership units of the Partnership. As of November 28, 2005, approximately 2,000 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Megan Asset Management, Inc. a Delaware corporation. The Partnership’s business address is, 1424 West Century Avenue, Suite 102, Bismarck, ND 58503.
     This Schedule 14D-9 relates to a tender offer by the Offeror to purchase Units of the Partnership in cash, at a price of $10.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO, which was filed with the SEC on November 17, 2005, and supplemented and amended on November 22, 2005. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of the Offeror is 1424 West Century Avenue, Suite 102, Bismarck, North Dakota 58503.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information set forth in the Offer to Purchase, under “CERTAIN INFORMATION CONCERNING THE PURCHASER — Conflicts of Interest”, is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Offer to Purchase, under “SUMMARY OF THE OFFER — Recommendation Of General Partner”, is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     The information set forth in the Offer to Purchase, under “FEES AND EXPENSES”, is incorporated herein by reference.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     On November 17, 2005, Megan Asset Management, Inc. filed a Schedule TO in connection with its tender offer by to purchase Units at a price of $10.00 per Unit. An amendment to the Schedule TO was filed on November 22, 2005. The tender offer is currently scheduled to expire on December 20, 2005.
     Information required by this Item can is set forth in the Offer to Purchase, under “CERTAIN INFORMATION CONCERNING THE PURCHASER — Prior Acquisitions of Units and Prior Contacts”, and is incorporated herein by reference.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable. The Partnership is not currently engaged in negotiations in response to the tender offer by Megan Asset Management, Inc.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Offer to Purchase and related Letter of Transmittal is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(1) Letter to the Unit Holders of the Partnership, dated November 17, 2005, incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed November 17, 2005.
(a)(2) Offer to Purchase limited partnership interests of Bayfield Low Income Housing Limited Partnership, dated November 17, 2005, incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed November 17, 2005.
(a)(3) Letter of Transmittal and related instructions, incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed November 17, 2005.
(a)(4) Supplement to Offer to Purchase, dated November 22, 2005, incorporated by reference herein to the applicable exhibit filed with the Schedule TO/A filed November 22, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 28, 2005
BAYFIELD LOW INCOME HOUSING LIMITED PARTNERSHIP
By: Megan Asset Management, Inc., General Partner

By:	/s/ Paul J. Maddock
Paul J. Maddock
Chief Executive Officer